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                                ORTHOVITA, INC.

                 PROSPECTUS SUPPLEMENT DATED JUNE 12, 1998 TO
                   PRELIMINARY PROSPECTUS DATED MAY 28, 1998

  This Prospectus Supplement amends certain information and provides supplemental and updated information to that contained in the Preliminary Prospectus dated May 28, 1998 (the "Preliminary Prospectus") of Orthovita, Inc. (the "Company"). This Prospectus Supplement does not contain complete information about the offering of Common Stock. Additional information is contained in the Preliminary Prospectus, a copy of which is attached hereto, and prospective purchasers of Common Stock are urged to read both the Prospectus Supplement and the Preliminary Prospectus in full.

  This Prospectus Supplement has been approved by the Belgian Banking and Finance Commission ("Commission Bancaire et Financiere/Commissie voor het Bank-en Financiewezen") ("CBF") on June 12, 1998 in accordance with Article 29ter, (S) 1, par. 1 of Royal Decree n(degrees) 185 of July 9, 1935 and
Article 11 of the Royal Decree of October 31, 1991 on the prospectus to be published for public issues of securities.

I. THE FOLLOWING SECTION IS ADDED TO THE PRELIMINARY PROSPECTUS ON PAGE 15 IMMEDIATELY PRIOR TO THE SECTION ENTITLED "USE OF PROCEEDS":

                              RECENT DEVELOPMENTS

  On June 9, 1998, the Company and Howmedica, Inc., a wholly-owned subsidiary of Pfizer Inc., entered into a License and Development Agreement, a Supply Agreement and a Common Stock Purchase Agreement (collectively, the "Howmedica Agreements"). Howmedica is the dominant producer and marketer of cement for the joint implant market.

  Under the License and Development Agreement, Howmedica has obtained the exclusive worldwide marketing, sales and distribution rights to use ORTHOCOMP in joint implant procedures. The Company may earn payments of up to an aggregate of US$4.5 million if various milestones are reached during the anticipated four to five year development and approval process for this indication. Howmedica also has an option until December 9, 1998 to acquire worldwide distribution rights for screw augmentation and vertebrosplasty, subject to agreement between the two parties on minimum purchase quantities.

  Under the Supply Agreement, upon receipt of regulatory approvals, Howmedica will be required to make annual purchases of ORTHOCOMP from the Company for a six year period. However, Howmedica may obtain exclusive manufacturing rights for ORTHOCOMP for the joint implant market from the Company upon a one-time payment of US$7.0 million and will be required to pay royalties on future sales.

  Under the Common Stock Purchase Agreement, the Company sold 350,000 newly issued shares of Common Stock to Howmedica for an aggregate purchase price of US$3.5 million. Notwithstanding the foregoing, if the actual offering price in the Offering is less than $11.00 per share, the Company will be required to sell to Howmedica such additional number of shares of Common Stock at a purchase price of $.01 per share so that the average price per share paid by Howmedica for all of its shares of Common Stock is equal to 90% of the actual offering price. Howmedica has agreed not to sell any of its shares of Common Stock for at least 180 days following the date of the final Prospectus.

II. THE FOLLOWING CHANGES ARE HEREBY MADE TO THE PRELIMINARY PROSPECTUS:

PAGE 5
  The last sentence of the first paragraph under "PROSPECTUS SUMMARY--The Company" is preceded by the following sentence: "To date, the Company has only received regulatory approval for BIOGRAN for use in certain dental surgical applications and there can be no assurance that the Company will obtain regulatory approval for any of its other products or that it will successfully commercialize any of its products."

PAGE 7
  The last sentence of the paragraph under "RISK FACTORS--Uncertainty Related to Regulatory Approvals--United States--Regulation by FDA" is followed by the following sentence: "To date, the Company has only received market clearance through a 510(k) for one of its products, BIOGRAN, for dental surgical applications."

PAGE 8
  The last sentence of the paragraph under "RISK FACTORS--Uncertainty Related to Regulatory Approvals--European Union and Other International Markets-- Requirements of CE marking in the EU" is followed by the following sentence:
"To date, the Company has received a CE marking for only one of its products, BIOGRAN, for dental surgical applications."

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PAGE 12
  The first sentence of the paragraph under "RISK FACTORS--Limited Manufacturing Experience" is followed by the following sentence: "To date, with the exception of BIOGRAN, the Company has not manufactured any of its products in commercial quantities."

PAGE 13
  The last sentence of the paragraph under "RISK FACTORS--Dependence on Key Personnel and Advisors" is preceded by the following sentence: "Other than employment agreements with David S. Joseph, President and Chief Executive Officer of the Company, Samuel A. Nalbone, Jr., Senior Vice President, Operations, and Dr. Erik M. Erbe, Vice President, Research and Development, the Company has not entered into any employment agreements with any of its executive officers."

  The following words are added after the seventh word of the second sentence of the paragraph under "RISK FACTORS--Product Liability; Availability of Adequate Insurance": "in the annual aggregate amount of up to $3 million"

PAGE 23
   The last sentence of the second to last paragraph under "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-- Liquidity and Capital Resources--Net Cash Provided By (Used In) Financing Activities" is preceded by the following sentences: "The Company is currently in default of each of its financial covenants and has obtained a waiver from the bank through January 1, 1999. Mr. Joseph has personally guaranteed US$356,000 of the outstanding balance under this facility. The Company anticipates that it will retire the amount outstanding under the line of credit with its commercial bank with the proceeds from its sale of Common Stock to Howmedica."

PAGE 24
  The following sentences are inserted after the second sentence of the paragraph under "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources--Funding Requirements": "In particular, the Company currently estimates its funding requirements during the next twelve months to be approximately US$800,000, US$1.5 million and US$1.1 million for clinical trials, research and development and commercial manufacturing capacity, respectively. In addition, the Company currently estimates its funding requirements for the twelve months thereafter to be approximately US$900,000, US$1.9 million and US$3.7 million for clinical trials, research and development and commercial manufacturing capacity, respectively. The foregoing estimates of the Company's funding requirements are projections that are based upon a number of assumptions and the amounts actually expended by the Company on any of these items may vary, and these variances may be significant as the Company cannot accurately predict the length and extent of the regulatory process."

PAGE 25
  The following paragraph replaces in its entirety the paragraph under "BUSINESS--Orthovita's Strategy--Position ORTHOCOMP as a Replacement for PMMA Cement": "The Company believes that ORTHOCOMP will be viewed as a preferable cement material to PMMA because of its superior mechanical properties and easier to use delivery system, and that ORTHOCOMP will address a clear market need in joint implant and other procedures. Although the Company has not obtained any regulatory approval for ORTHOCOMP, the Company initially intends to pursue a 510(k) regulatory route by targeting ORTHOCOMP for lower threshold indications, such as screw augmentation. On June 9, 1998, the Company entered into the Howmedica Agreements whereby it granted Howmedica exclusive worldwide marketing, sales and distribution rights for ORTHOCOMP in joint implant procedures. The Company believes that the replacement of PMMA represents an estimated US$250 million market."

PAGE 32
  The last sentence of the second paragraph under "BUSINESS--Government Regulation--United States" is followed by the following sentence: "Other than BIOGRAN, which is not classified, the Company's products are either Class II or Class III devices."

PAGE 34
  The following sentence is added after the third sentence of the paragraph under "BUSINESS--Third Party Reimbursement": "In certain circumstances, such as procedures involving PMMA cement, HCFA deems such procedures "approvable" and reimburses the providers for such services."

PAGE 35
  The following words are inserted after the seventh word of the third sentence of the paragraph under "BUSINESS--Product Liability and Insurance":
"in the annual aggregate amount of up to $3 million"

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